Mail Stop 3561

December 9, 2009

Ms. Kathy Sheehan
Chief Executive and Chief Financial Officer
Art Design, Inc.
3636 S. Jason Street
Englewood, Colorado 80113

      Re: Art Design, Inc.
              Amendment No. 2 to Form 10-K for the Fiscal Year
              Ended December 31, 2008
              Filed November 19, 2009
              File No. 000-52690

Dear Ms. Sheehan:

      We have reviewed your response letter and amendments filed November 19, 2009 and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 32

1. We reissue comment two of our November 10, 2009 letter. Your conclusion regarding your internal control over financial reporting should be pursuant to a separate review from your review of your disclosure controls and procedures. Please revise your disclosure to remove your reference to the effectiveness of your internal controls.

Item 10. Directors, Executive Officers, and Corporate Governance, page 34

2. We reissue comment three of our November 10, 2009 letter in part. Please disclose in your filing whether you have adopted a code of ethics. Refer to Item 406(a) of Regulation S-K.

*   *   *

You may contact Chris Chase, Staff Attorney, at (202) 551-3485 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 if you have questions regarding the comments issued. Please contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.
        Via Facsimile